1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PHILIP T. HINKLE

philip.hinkle@dechert.com
+1 202 261 3460 Direct
+1 202 744 7532 Fax

November 24, 2015

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Amy Miller

Re:	PACE® Select Advisors Trust (“Registrant”)
File Nos. 033-87254, 811-08764

Dear Ms. Miller:

This letter responds to comments that you provided to Philip Hinkle and Nadeea Zakaria of Dechert LLP in a telephonic discussion on November 13, 2015 with respect to Post-Effective Amendment No. 45 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on September 28, 2015. We have summarized the comments below, followed by the Registrant’s responses.

General Prospectus Comments(1)

1.              Comment:  For each series of the Registrant (each, a “Fund”) that discloses portfolio duration, please consider adding disclosure that identifies the number of years the duration of the Fund may range between.

Response:  The Registrant has incorporated this comment in the Form N-1A Item 9 disclosures of the Prospectus.

2.              Comment:  For each applicable Fund, please disclose the market capitalization range for the Fund’s index in the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments.”

(1)                                 Unless otherwise stated herein, the comments and responses provided below apply both to the prospectus offering Class P Shares (“Class P Prospectus”) and the prospectus offering Class A, Class C and Class Y Shares (“Multi-Class Prospectus”).

Response:  The Registrant respectfully notes that the market capitalization range for the Fund’s index is included for each applicable Fund in the section captioned “More information about the funds” and sub-captioned “Principal strategies—Principal investments.” The Registrant views this disclosure as a detail that is more appropriate to include in the more detailed Form N-1A Item 9 disclosures and therefore has not updated the disclosure in the Form N-1A Item 4 disclosures.

3.              Comment:  Please explain the rationale for including disclosure about PACE Government Money Market Investments seeking to preserve its net asset value at $1.00 per share in the “Management risk” risk factor in the section captioned “Additional information about investment objectives, principal risks and investment strategies” and sub-captioned “Additional information about principal risks.”

Response:  The Registrant believes this disclosure provides an example of the type of management risk the Fund may face. The ability of the Fund to preserve its net asset value at $1.00 per share is impacted by the investment and managerial decisions of the Fund’s investment advisor. Consequently, the Registrant believes it is appropriate to include such disclosure in the relevant risk factor.

4.              Comment:  In the section captioned “Dividends and Taxes” and sub-captioned “Taxes,” the Prospectus states that investors “will not recognize any gain on the sale of [their] shares in PACE Government Money Market Investments so long as it maintains a share price of $1.00.” Please explain the impact on the recognition of gain on sales of shares in the event that the Fund does not maintain a share price of $1.00.

Response: The registrant respectfully notes that the general rule (located in the first sentence of the third paragraph under the “Taxes” subsection) states that shareholders will generally be subject to federal income tax on any gain realized upon the sale of fund shares. The sentence highlighted by the SEC staff provides an exception to the general rule.  In the event that the Fund does not maintain a share price of $1.00, the general rule would apply.

PACE® Government Money Market Investments — Prospectus

5.              Comment:  In the section captioned “More information about the funds” and sub-captioned “Principal strategies—Principal investments,” the Prospectus states that “[u]nder normal circumstances, the fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in US government securities, including government securities subject to repurchase agreements” (“Names Rule Policy”). Please confirm whether the Fund intends to include this Names Rule Policy in addition to the policy under which the fund will “invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully (i.e., collateralized with cash and/or government securities)” (“99.5% Policy”) and, if so, please explain supplementally why the Fund is doing so.

Response:  Under Rule 2a-7 of the Investment Company Act of 1940, as amended (the “1940 Act”), a government money market must comply with a 99.5% Policy to invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully. Under Section 35(d) and Rule 35d-1 of the 1940 Act, a fund that includes the word “government” in its name must have a Names Rule Policy to invest, under normal circumstances, at least 80% of its assets in government securities or repurchase agreements that are backed by government securities. The Registrant notes that a significant difference between the two policies is that the 99.5% Policy includes investments in cash while the Names Rule Policy does not.

As a money market fund that includes the term “government” in its name, the Registrant believes that the Fund is required to adopt a Names Rule Policy pursuant to Rule 35d-1 to avoid being deemed to have a materially deceptive or misleading name under Section 35(d) of the 1940 Act. Consequently, the Fund has retained both the Names Rule Policy and the 99.5 Policy to satisfy its obligations under Rule 35d-1 and Rule 2a-7, respectively. The Registrant notes that, in the absence of Names Rule Policy, the Fund could potentially invest 20% or more of its total assets in cash, which could result in the Fund being deemed to have a materially deceptive or misleading name.  For example, the Registrant believes that, under normal circumstances, if the Fund invests 50% of its assets in cash, the Fund would not be in compliance with Section 35(d) under the 1940 Act and Rule 35d-1 thereunder, because the Fund includes the word “government” in its name.

The Registrant notes that some money market funds use the words “treasury” or “treasury obligations” in their names. To the extent that such treasury money market funds desire to operate with a stable net asset value and not impose liquidity fees or redemption gates, in addition to adopting a 99.5% Policy, such funds would be required to adopt a Names Rule Policy to ensure that they are investing the appropriate amount of assets in treasury securities in order to avoid having a materially misleading name under Section 35(d) and Rule 35d-1. The Registrant believes that similar to a money market fund that uses the word “treasury” in its name, a money market fund that uses the word “government” in its name must adopt both a 99.5% Policy and Names Rule Policy to comply with both Rule 2a-7 and Rule 35d-1, respectively.

In addition, the Registrant notes that some money market funds may choose not to include “government” in their names while still operating as a government money market fund under Rule 2a-7.  Under those circumstances, such money market funds would be required to adopt a 99.5% Policy, but not a Names Rule Policy.

Finally, the Registrant notes that SEC and SEC staff guidance in this area is not clear.  Although the release adopting the 99.5% Policy states “[u]nder current rule 2a-7 (and as proposed), a government money market fund is defined based on the portfolio holdings test used today for determining the accuracy of a fund’s name (“names rule”),”(2) it does not state that the 99.5% Policy replaces the Names Rule Policy.  Similarly, in response to question 38 of the 2014 Money Market Fund Reform Frequently Asked Questions, the SEC staff stated “[a]s discussed in the Adopting Release, a government money market fund was previously defined based on Rule 35d-1 (the “Names Rule”) of the Investment Company Act” and that “a money market fund may not call itself or include in its name ‘government money market fund’ or similar names unless the fund meets the definition in rule 2a-7(a)(16).”(3)  Again, the guidance does not state that the 99.5% Policy replaces the Names Rule Policy.

Therefore, for the reasons set forth above, the Fund has included a Names Rule Policy.

6.              Comment:  In the section captioned “Fund summary” and sub-captioned “Principal Risks,” please consider revising the first paragraph of the section to conform to the new disclosure statement requirements under the amendments to Rule 2a-7(4).

Response:  The Registrant has incorporated this comment.

7.              Comment:  Please consider revising or removing the “Money market fund regulatory risk” risk factor in the section captioned “Fund summary” and sub-captioned “Principal risks.”

Response:  The Registrant has removed the noted disclosure from the Prospectus.

8.              Comment:  In the section captioned “Managing your fund account” and sub-captioned “Pricing and valuation—PACE Government Money Market Investments,” the Prospectus states that the Fund’s net asset value per share “is expected to be $1.00 per share, although this value is not guaranteed.” The SEC staff notes that in other sections, the Prospectus states that the Fund “seeks to maintain a stable price of $1.00 per share.” Please clarify the disclosure throughout the Prospectus to ensure consistency among such statements.

Response:  The Registrant has incorporated this comment.

(2)  See Money Market Fund Reform; Amendments to Form PF, Investment Company Act Release No. 31166 (July 23, 2014) (“Adopting Release”) at n. 629.

(3)  See 2014 Money Market Fund Reform Frequently Asked Questions, Division of Investment Management (Revised August 4, 2015) at the response to question 38.

(4)  See Adopting Release at pages 291-292.

PACE® Intermediate Fixed Income Investments — Prospectus

9.              Comment:  Please consider revising the description of the strategy utilized by Babson Capital Management LLC in the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments” to reflect plain English principles.

Response:  The Registrant notes that it has streamlined the disclosures in the noted section for each Fund to better describe the principal investment strategies of each Fund in accordance with the requirements of Item 4 of Form N-1A. The Registrant has incorporated this comment in the Form N-1A Item 9 disclosures of the Prospectus.

PACE® High Yield Investments — Prospectus

10.       Comment:  In the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments,” the Prospectus states that “[t]he fund may invest in a number of different countries throughout the world, including the US, Europe and emerging market countries.” Please consider providing examples of the emerging market countries in which the fund may invest.

Response:  The Registrant views this disclosure as a detail that is more appropriate to include in the Statement of Additional Information (“SAI”) disclosures and therefore has not updated the disclosure in the Form N-1A Item 4 disclosures. The Registrant has incorporated this comment in the Statement of Additional Information.

11.       Comment:  In the section captioned “Fund summary” and sub-captioned “Portfolio Managers,” please identify the lead portfolio manager for the Fund. Alternatively, please explain supplementally that the Fund does not have a lead portfolio manager.

Response:  The Registrant has incorporated this comment for funds with lead portfolio managers. The Registrant confirms that the other Funds do not have a lead portfolio manager.

12.       Comment:  In the section captioned “More information about the funds” and sub-captioned “Principal strategies—Principal investments,” the Prospectus states that “[t]he fund may invest up to 10% of its total assets in US and/or non-US senior secured bank loans (each of which may be denominated in foreign currencies), which may be in the form of loan participations and assignments.” Please consider adding disclosure that states that transactions in bank loans can often take longer than seven days to settle.

Response:  The Registrant has incorporated this comment.

13.       Comment:  In the section captioned “More information about the funds” and sub-captioned “Management Process,” please clarify the description and use of the terms “Nomura,” “NCRAM” and “NAM Singapore.”

Response:  The Registrant has incorporated this comment.

PACE® Large Co Value Equity Investments — Prospectus

14.       Comment:  In the section captioned “Fund summary” and sub-captioned “Management Process,” the Prospectus states that “River Road invests in a diversified, all-capitalization portfolio of income-producing equity securities, typically of companies with a market capitalization of at least $1 billion at the time of initial purchase.” Please confirm whether the market capitalization amount is accurate and explain whether such investments conform to the Fund’s large capitalization strategy.

Response:  The Registrant confirms the market capitalization amount is correct. While this Fund subadvisor may invest in securities of certain smaller capitalization issuers, the Fund overall complies with the investment policy to invest at least 80% of its nets assets in equity securities issued by large capitalization companies (as defined in the Prospectus).

Statement of Additional Information Comments

15.       Comment:  In the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Investment limitations of the funds—Fundamental investment limitations,” the SAI states the following interpretation that applies to, but is not a part of, the Funds’ fundamental limitation regarding concentration of investments in a particular industry: “US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries.” The SEC staff queries whether it is appropriate to distinguish between industries based on geographical location, and requests that the Registrant please revise the disclosure as needed or explain supplementally the reason that the Registrant includes this interpretation in the SAI disclosure.

Response: Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a Fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

The statute gives a Fund some flexibility to define its own policy on concentration of investments. In 1983, the SEC Staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 provided guidance from the Staff regarding concentration of investments in particular industries. Guide 19 stated:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC Staff and registrants continue to rely on them.

For the reasons discussed below, the Registrant believes this disclosure accurately reflects the result of the Funds’ methodology for classifying investments for concentration compliance testing and that this methodology is consistent with applicable law and guidance.

Each Fund (with certain enumerated exceptions) is subject to a fundamental investment limitation that the Fund “will not ‘concentrate’ its investments in a particular industry.” The Registrant notes that this limitation relates to a Fund’s investing in a single industry, and does not restrict a Fund from investing more than 25% of its assets in a “group of industries”. The Registrant respectfully notes that it includes the description of this interpretation in the Funds’ SAI in order to alert investors of the result of certain aspects of the industry classification methodology used by the Funds for purposes of measuring compliance with the Funds’ limitation on concentration that may not otherwise be readily apparent.

In this regard, the Funds’ custodian and recordkeeping agent, transfer and dividend agent, State Street Bank and Trust Company (“State Street”), at the direction of UBS AM, classifies each Fund investment for industry testing at the time of investment using the standard industry classification system published by Bloomberg (“Bloomberg Classification System”). The Bloomberg Classification System codes distinguish between (i) commercial banks—non-US (code 675), (ii) commercial banks—central US (code 148), (iii) commercial banks—eastern US (code 147), (iv) commercial banks—southern US (code 149), and (v) commercial banks—western US. Accordingly, Fund portfolio securities issued by US and non-US banking entities are classified in different industries based on the Funds’ industry classification methodology.

The Registrant notes that US banks and non-US banks typically are subject to different regulatory regimes and generally have different lending and borrowing exposures. The Registrant respectfully notes that, consistent with the instructions under Guide 19, the Funds’ methodology results in a narrowly-focused industry definition, by contrast to a definition “so broad that the primary economic characteristics of the companies in a single class are materially different.” Accordingly, the Registrant believes that using the Registrant’s methodology to classify Fund investments is reasonable under the instruction under Guide 19.

Guide 19 further notes that registrants selecting their own industry classifications should disclose them. The interpretation has been fully disclosed to investors, and it has not changed over that time. In addition, the interpretation was included alongside the description of the fundamental investment limitation on concentration when that limitation was submitted for shareholder approval in 2008. The Registrant also respectfully notes that this interpretation has previously been reviewed by the SEC staff.

Accordingly, the Registrant respectfully declines to revise the disclosure.

16.       Comment:  In the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Investment limitations of the funds—Fundamental investment limitations,” the Statement of Additional Information states that PACE Government Money Market Investments may invest in certain securities (such as auction rate and remarketed preferred stock) that do not constitute cash, government securities, and/or repurchase agreements that are collateralized fully under the Fund’s 99.5% Policy. Please confirm the Fund’s investments in such securities will comprise 0.5% or less of the Fund’s total assets.

Response:  The Registrant confirms that such investments will comprise 0.5% or less of the Fund’s total assets and has removed references to such investments from the SAI.

17.       Comment:  In the section captioned “The funds and their investment policies” and sub-captioned “PACE Government Money Market Investments,” the Statement of Additional Information states that “[a]s a “government money market fund” under Rule 2a-7, the fund (1) will be permitted to use the amortized cost method of valuation to seek to maintain a $1.00 share price, and (2) will not be subject to a liquidity fee and/or a redemption gate on fund redemptions which might apply to other types of funds in the future should certain triggering events specified in Rule 2a-7 occur. (In conformance with Rule 2a-7, the board has reserved its ability to change this policy with respect to liquidity fees and/or redemption gates, but such change would only become effective after shareholders were provided with specific advance notice of a change in the fund’s policy and have the opportunity to redeem their shares in accordance with Rule 2a-7 before the policy change became effective.).” Please explain supplementally the meaning of “specific advance notice” in the noted disclosure.

Response:  The Registrant confirms its understanding that, under the amendments to Rule 2a-7 as set forth in the Adopting Release, the Fund would be required to provide shareholders with at least 60 days’ prior written notice of any change to the Fund’s policy with regard to liquidity fees and/or redemption gates.(5) The Registrant notes that although the current disclosure is drafted with general language, the Fund will comply with the 60-day notice period noted above in applicable circumstances.

(5)  See Adopting Release at n. 630.

*                                         *                                         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•                  the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	William MacGregor – Vice President and Assistant Secretary of PACE® Select Advisors Trust

Jack W. Murphy – Dechert LLP